August 15, 2025

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary

Re:	Odyssey Health, Inc. Registration Statement on Form S-1
File No.	Your Ref: 333-289233

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. O’Leary,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Odyssey Health, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement be declared effective at 10:00 am, Eastern Time on August 20, 2025, or as soon as practicable thereafter. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Joshua D. Brinen of Brinen & Associates LLC, confirming this request. Our legal counsel has full authority to withdraw or modify this acceleration request, orally or in writing.

Once the Registration Statement has been declared effective, the Company would appreciate if you could notify, Joseph Michael Redmond at (603) 490 1114 and provide us with a written copy of the notice of effectiveness.

We request that we be notified of such effectiveness by a telephone call to our legal counsel, Joshua D. Brinen of Brinen & Associates LLC at (212) 330-8151.

We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Brinen & Associates LLC, attention: Joshua D. Brinen, via facsimile at (212) 227-0201 or via electronic mail message at jbrinen@brinenlaw.com.

Sincerely,

Odyssey Health, Inc.

/s/ Michael J. Redmond

Chief Executive Officer